ImmunoPrecise Regains Compliance with Nasdaq Minimum Bid Price Requirement

AUSTIN, Texas  – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a company operating at the convergence of TechBio and biological intelligence, today announced that it has received formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), concerning the minimum bid price requirement.

The notice, dated July 11, 2025, stated that for the 10 consecutive business days from June 26, 2025, through July 10, 2025, the closing bid price of the Company's common shares was at or above $1.00 per share. As a result, ImmunoPrecise has satisfied the requirements for continued listing on the Nasdaq Capital Market, and the matter is now closed.

“This compliance milestone reflects the growing recognition of our evolution into a platform company built around bio-native AI,” said Dr. Jennifer Bath, CEO of ImmunoPrecise. “We’re building the digital infrastructure that connects biological complexity with real-world impact - enabling new possibilities in therapeutic development and beyond. The recent momentum in our share price is a strong signal of support for that vision.”

Through its proprietary LENSai™ platform powered by HYFT® technology, ImmunoPrecise is reimagining how biological data can be modeled and deployed at scale. The LENSai platform is transforming therapeutic discovery from a decades-long process to rapid, precision-guided development by systematically identifying the most promising therapeutic pathways through integration of sequence, structure, literature and functional data across the entire biosphere.

Our integrated framework enables unprecedented zero-shot discovery scenarios where LENSai predicts therapeutic interactions for completely novel targets, demonstrated through recent validation across 17 previously unseen antibody-protein complexes, achieving near-crystallography precision without prior training data. This unique bio-native AI approach captures functional meaning rather than structural patterns, enabling new capabilities across R&D from drug and vaccine discovery to systems biology and positioning IPA at the frontier of TechBio innovation.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is advancing Bio-Native™ AI at the intersection of biology and computation. The Company’s LENSai™ and HYFT® platforms enable large-scale reasoning across sequence, structure, function, and scientific literature, powering next-generation workflows across drug discovery, diagnostics, vaccine design, and molecular systems biology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These statements include, but are not limited to, statements regarding the Company’s strategic direction, the Company’s future growth, its ability to execute on its scientific, commercial, and capital markets initiatives, and the continued evolution of its leadership and business strategy.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results may differ materially from those expressed or implied due to a variety of factors, many of which are beyond the Company’s control. These factors include, but are not limited to, changes in board or executive leadership; shifts in strategic priorities; scientific or operational challenges; evolving market and economic conditions; changes in regulatory environments; the pace of innovation in AI and biotechnology; and other risks inherent to the Company’s industry and business model.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information regarding risks and uncertainties is included in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2024, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar. Should any of these risks materialize, actual results could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor Relations Contact
Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.